# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SiriusPoint Ltd, CIK 0001576018
CUSIP: G8192H106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, 285 FULTON STREET, 47TH FLOOR, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 11,172,475; sole dispositive power 11,284,200; aggregate amount beneficially owned 11,284,200 (9.7% of the class)
  Comment: The information set forth on this cover page reflects information as of March 6, 2025. As of February 28, 2025, BlackRock may have been deemed to beneficially own 11,651,300 shares of common stock, representing
  10.0% of the outstanding shares of common stock as of such time.

## Item 1. Issuer
Name of issuer: SiriusPoint Ltd
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, 285 FULTON STREET, 47TH FLOOR, NEW YORK, NEW YORK, 10007.

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc., 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of March 6, 2025, 11,284,200 shares of common stock.
As of February 28, 2025, 11,651,300 shares of common stock.
Percent of class: As of March 6, 2025, 9.7%. As of February 28, 2025, 10.0%.
Sole power to vote or to direct the vote:
As of March 6, 2025, 11,172,475 shares of common stock.
As of February 28, 2025, 11,524,455 shares of common stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
As of March 6, 2025, 11,284,200 shares of common stock.
As of February 28, 2025, 11,651,300 shares of common stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of SiriusPoint Ltd. No one person's interest in the common stock of SiriusPoint Ltd is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney
Exhibit 99: Item 7

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (03/07/2025)